Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

April 16, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2013

Balanced Income Builder Portfolio, Series 31

File Nos. 333-236507 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2013, filed on February 19, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 31 (the “Trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.        Please disclose that the Trust may invest in exchange-traded funds that invest in mortgage-backed securities.

Response:       In response to this comment, the following sentence will be added as the second sentence to the fourth paragraph under the “Principal Investment Strategy” section: “The fixed-income ETFs may invest in all types of fixed-income securities, including but not limited to mortgage-backed securities, senior loans, municipal bonds, Treasury bonds, preferred securities and floating rate securities.”

Investment Summary — Principal Risks

2.        The “Principal Investment Strategy” section states that the Trust may invest in real estate investment trusts, non-U.S. securities, including the securities of companies located in emerging markets, and exchange-traded funds that may invest in high-yield securities. If the Trust invests in such securities, please provide the corresponding risk disclosures.

Response:       If the Trust invests in real estate investment companies, non-U.S. securities, including the securities of companies located in emerging markets, or exchange-traded funds that invest principally in high-yield securities, the Trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren